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09041833

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

Mail Processing Section
JUN 08 2009
Washington, DC
110

SEC FILE NUMBER
~~8-65277~~ 23285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 ENDING December 31, 2008

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER
Hunter, Keith, Marshall & Co., Incorporated

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Seventh Ave. Ste 1505
(No. and Street)

New York (City) | New York (State) | 10123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry C. Marshall | 212-736-6140 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levy & Gold, LLP
(Name – if individual, state last, first, middle name)

310 Northern Blvd (Address) | Great Neck (City) | NY (State) | 11021 (Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Henry C. Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hunter, Keith, Marshall & Co., Incorporated

, as of

June 3rd 2009

~~December 31~~ , ~~2008~~ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Henry C Marshall Jr.

Signature

Principal

Title

JEAN H. HERCULE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES JAN. 23, 2010

Notary Public

This Report ** contains (check all applicable boxes):

- X (a) Facing Page
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss)
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

3- INCOME TAXES

The Company files its federal income tax as an S corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of the stockholder. Accordingly, the current year's income tax provision consists solely of state and local income taxes.

4- PENSION PLAN

The Company maintains a defined benefit pension plan, which covers substantially all the Company's employees after one year of employment. The benefits are based on years of service and the employee's compensation. Pension expense for 2008 was approximately $36,000.

5- LEASE COMMITMENTS

The Company leases its office facilities under an agreement, which provides for scheduled rent increases. The Company signed an extension of its lease from January 1, 2008 thru December 13, 2010 Included in operations for 2008 is rent expense of approximately $23,000. Future minimum rental payments under non-cancelable operating lease are approximately as follows.

Year ended December 31,

2009	$ 22,000
2010	23,000
	$ 45,000

6- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

7- NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $59,036 which was $54,036in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 51% as of December 31, 2008.

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGES
DECEMBER 31, 2008

Net Capital	
Stockholder's equity	$ 136,721
Deductions and/or charges:	
Non-allowable assets:	
Furniture, fixtures and equipment, net	2,423
Loans receivable-shareholder	46,566
Other assets	12,986
	61,975
Net capital before haircuts on security positions	74,746
Haircut on exempt securities	15,710
NET CAPITAL	$ 59,036
AGGREGATE INDEBTNESS	$ 30,230
MINIMUM NET CAPITAL REQUIRED	$ 5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 54,036
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	51%

Net Capital per Company's unaudited Form X-17A-5 filing	$ 93,913
Auditors' adjustments-additional accrued liabilities	(19,167)
haircut on exempt securities	(15,710)
Net capital per above calculation	$ 59,036

See independent auditor's report